                                                                CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1933



                         For the month of January 2006




                                BANCOLOMBIA S.A.
                                ----------------
                (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F  X                Form 40-F
                 ----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


        Yes                         No  X
             ----                      ----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).










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                                   SIGNATURE
                                   ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           BANCOLOMBIA S.A.
                                             (Registrant)




Date: January 30, 2006          By  /s/ JAIME ALBERTO VELASQUEZ B.
                                   ----------------------------------------
                                        Name:  Jaime Alberto Velasquez B.
                                        Title: Vice President of Finance






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[BANCOLOMBIA LOGO]                                                        CIB
                                                                         LISTED
                                                                          NYSE




            BANCOLOMBIA S.A. ANNOUNCES DATE FOR GENERAL SHAREHOLDERS
                  MEETING AND PROPOSED DISTRIBUTION OF PROFITS


Medillin, COLOMBIA. January 30, 2006


The Board of Directors of BANCOLOMBIA S.A. (NYSE: CIB) decided in its meeting today to authorize the President to call the ordinary General Shareholders meeting to be held on March 2, 2006 at 10:30 a.m., in the Grand Room of the Plaza Mayor International Convention Center, located on Calle 41 Nro. 55-80 of Medellin, Colombia.

During the same meeting, it will be proposed to the Shareholders that they decree in relation to the profits earned by the Bank for fiscal year 2005 and after effecting the necessary reserve in accordance with Colombian law and creating a mandatory reserve for investment portfolio valuation, a quarterly dividend of COP 127 per share per quarter for a total of COP 508 per year, to be paid after the last business day of each calendar quarter, (April 3, July 4, October 2, 2006 and January 2, 2007) which represents a 35.1% increase over the decreed dividend for 2005.

Additionally, for purposes of allowing Bancolombia's growth, an appropriation of COP 286,307 million for the increase of the necessary reserve is proposed.










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CONTACTS
Sergio Restrepo        Jaime A. Velasquez       Mauricio Botero
Executive VP           Financial VP             IR Manager
Tel.: (574)3120332     Tel.: (574) 5108666      Tel.: (574) 5108866